19011294

SEC
Mail Processing
Section
AUG 29 2019
Washington DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gallatin Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dana Aden (212) 891-7980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith & Brown, PC
(Name – *if individual, state last, first, middle name*)

506 Carnegie Ctr., Suite 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Youngblood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gallatin Capital LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Melissa Lugo
Notary Public, State of New York
No. 01LU6256071
Qualified in Queens County
Commission Expires February 21, 2020

GALLATIN CAPITAL LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2019

**This report is deemed PUBLIC in accordance with rule 17a-(e)(3)
under the Securities Exchange Act of 1934.**

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
JUNE 30, 2019

Table of Contents

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gallatin Capital LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gallatin Capital LLC (the "Company"), as of June 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

WithumSmith+Brown, PC

New York, New York
August 28, 2019

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2019

ASSETS

ASSETS:		
Cash	$	1,724,495
Fees receivable		4,607,438
Security deposit		125,791
Contract assets		117,988
Property and equipment, net of accumulated depreciation		5,126
Other assets		9,549
TOTAL ASSETS	$	6,590,387

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	97,671
Commissions payable		1,805,214
Contract liabilities		171,681
Deferred income tax liability		70,700
Security deposit payable		39,468
TOTAL LIABILITIES		2,184,734
MEMBERS' EQUITY		4,405,653
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	6,590,387

See Accompanying Notes to Financial Statement

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2019

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Gallatin Capital LLC (the "Company") was formed as a limited liability company in New York on December 4, 2002. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company primarily earns subscription fees from providing capital raising services to hedge funds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Fees Receivable and Allowance for Doubtful Accounts
The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at June 30, 2019.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized in accordance with firm policies.

Revenue and Expense Recognition
Effective July 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in a cumulative effective adjustment in the amount of $235,941 as of July 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgment
Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Fee Income
The Company engages in raising capital for hedge funds. Revenues are earned from two aspects of their contracts. One manner in which fees can be earned is from the performance of ongoing advisory and consulting services. The other way the Company can earn fees is upon the successful placement of money in a hedge fund. Revenue from ongoing advisory services is recognized in accordance with a respective agreement, which may be over time as services are performed or at a point in time upon the termination of a contract or upon the success of a contract. Certain payments for ongoing advisory and consulting services are payable in accordance with the terms of their contract under normal trade terms. Success fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for success fee transactions, as there are no significant actions which the Company needs to take subsequent to this date.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue and Expense Recognition (continued)

Disaggregation of Revenue
All of the Company's revenues for the year ended June 30, 2019, originated from advisory fees.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. The receivable balances as of July 1, 2018 and June 30, 2019 were $2,462,564 and $4,607,438, respectively.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of July 1, 2018 and June 30, 2019, there were contract asset balances of $236,094 and $117,988, respectively. The Company applied the modified retrospective method of adoption which resulted in a cumulative effective adjustment of $235,941 and a contract assets balance of $236,094 as of July 1, 2018. This related to amounts that could be expensed under prior revenue recognition rules ASC 605 and could no longer be considered expenses under ASC 606.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of July 1, 2018 and June 30, 2019, there were $171,681 and $472,035, respectively, in contract liabilities. The Company applied the modified retrospective method of adoption which resulted in a cumulative effective adjustment of $235,941 and a contract liabilities balance of $472,035 as of July 1, 2018. This related to amounts that were deemed earned under prior revenue recognition rules ASC 605 and could no longer be considered earned under ASC 606.

Income Taxes
The Company is a limited liability company that has elected to be taxed as a partnership. The taxable income or loss of the Company is allocated to the members. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax and has paid estimated quarterly taxes for the year ended June 30, 2019.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 740-10-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At June 30, 2019, the Company had deferred income tax liabilities of $70,700 related to the New York City Unincorporated Business Tax ("UBT"). The deferred tax liability is primarily related to book to tax differences with respect to accounts receivable and commissions payable. There was no liability for uncertain tax positions at June 30, 2019.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's income tax returns for three years from the date of filing.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

__Recently Issued Accounting Pronouncements__

In January 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has performed a preliminary assessment of ASU 2016-02 and has begun formulating an implementation plan. If the current lease (see Note 4) is renewed (or another similar lease initiated) when the ASU becomes effective, the Company will generally be able to categorize its lease obligations under the Administrative Services Agreement as real estate leases (for office space). Recording real estate leases under ASU 2016-02 is expected to create a category of "right-to-use" assets on the balance sheet of the Company to record the value of the leased office space in an amount equal to the net present value of future lease payments due, offset by a liability representing the total amounts due for the current value of future lease obligations. The Company has evaluated the impact the standards will have on the Company's financial statements and determined it will use the transition method. The financial impact to the firm will be significant as a result of this change.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2019, the Company had net capital of $1,403,801, which was $1,262,865 in excess of its required net capital of $140,936. The Company's ratio of aggregate indebtedness to net capital was 1.51 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

__Cash__
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At June 30, 2019, the amount in excess of insured limits was $1,474,495.

__Revenue__
During the year ended June 30, 2019, approximately 65% of the Company's revenue was from three customers.

__Fees Receivable__
As of June 30, 2019, approximately 79% of the Company's fees receivable balance was from four customers.

NOTE 5 – PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of June 30, 2019:

Furniture and fixtures	$	151,034
Office equipment		33,028
Computer software		8,390
		192,452
Less: Accumulated depreciation		187,326
	$	5,126

Depreciation expense for the year ended June 30, 2019 was $2,980.

The estimated useful life of furniture and fixtures is 7 years and the estimated useful lives of office equipment and computer software is 5 years.

NOTE 6 – COMMITMENTS:

Operating Lease

The Company has a lease for office space in New York City which expires on June 30, 2023. The lease is secured by a $124,783 letter of credit, held by the landlord, which is included in the security deposit on the statement of financial condition. At June 30, 2019, future minimum annual lease payments are as follows:

		Rent payments
2020	$	499,133
2021		499,133
2022		499,133
2023		499,134
2024		-
	$	1,996,533

The Company has subleases for a portion of its space, in New York City, which expire on December 31, 2019. At June 30, 2019, future minimum annual lease payments were $78,936.

NOTE 7 – INCOME TAXES:

No provision for federal and state income taxes has been recorded because the Company is a limited liability company and files its tax return as a partnership. Accordingly, the members report their share of the Company's income or loss on their income tax returns. The tax expense for the period was $78,629.

The Company recognized a deferred tax liability of $70,700 as of June 30, 2019, for the aggregate amount of timing differences related to the UBT. The Company's effective UBT rate for the period July 1, 2018 to June 30, 2019 differs from the statutory rate of 4% due to the treatment of fees receivable, deferred revenue, prepaid expenses, deferred rent, accrued expenses and accounts payable.

NOTE 8 – MEMBERS' EQUITY:

Members' equity consists of 1,000 authorized Class A Units, 1,000 authorized Class B Units and 1,000 authorized Class C Units.

In accordance with the Company's operating agreement, each Class A and Class B unit shall have the same rights, priorities and preferences; except that each issued and outstanding Class A Unit entitles the holder to full voting power, the right to participate in any meetings vote of Members, or to have notice of such meetings. As of June 30, 2019, there were 200 Class A Units and 0 Class B Units, issued and outstanding.

In accordance with the Company's operating agreement each Class C Unit will not (i) have any right to participate in the management of the Company; (ii) any voting power, to any right to participate in any meeting or vote of Members or to have notice of such meetings; (iii) any allocations of Profit or Loss; (iv) any distributions of cash, other than distributions in kind made pursuant to the Company's operating agreement (in which case such distribution will be made as if the Class C holder held a Percentage Interest of 17%); (v) subscribe to purchase any equity interests of the Company; or (vi) transfer his or her Class C Units or interest or receive any value thereof upon a sale of outstanding Units of the Company or upon the sale, dissolution or the liquidation of the Company. As of June 30, 2019, there were 41 Class C Units issued and outstanding.

NOTE 9 - 401K RETIREMENT PLAN

The Company maintains a contributory 401(k) Plan (the"401(k) Plan"). The 401(k) Plan is for the benefit of all eligible employees who may make voluntary contributions to the 401(k) Plan which cannot exceed $18,500 under age 50 and $24,500 over age 50 for the year ended June 30, 2019. The Employer makes contributions equal to 3% of all eligible employees' total compensation. Contributions are subject to certain limitations. For the year ended June 30, 2019, the Company contributed $30,211 to the 401 (k) Plan.

NOTE 10 - SUBSEQUENT EVENTS:

Subsequent events have been evaluated through August 28, 2019 which is the date these financial statements were issued. The Company made distributions to members of $816,420 on July 1, 2019.

GALLATIN CAPITAL, LLC

Schedule of SIPC Assessment and Payments

For the Period Ended June 30, 2019

GALLATIN CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
30-Jun-19

Table of Contents

withum

ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Gallatin Capital LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Gallatin Capital LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

withum
ADVISORY TAX AUDIT

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

August 28, 2019
New York, New York

GALLATIN CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE PERIOD ENDED JUNE 30, 2019

TOTAL REVENUES	$ 12,437,112
ADDITIONS	-
DEDUCTIONS	(7,548)
SIPC NET OPERATING REVENUES	12,429,564
GENERAL ASSESSMENT @ .0025	18,644
Less: Payments made with Form SIPC 6	8,617
TOTAL ASSESSMENT BALANCE AND INTEREST DUE	$ 10,027

See Independent Accountants' Report on Applying Agreed Upon Procedures to Entity's SIPC Assessment Reconciliations

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended June 30, 2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC# 8-65718
GALLATIN CAPITAL, LLC
444 MADISON AVE, 29TH FLOOR
NY, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Elizabeth Attanasio 212-668-8700

2. A.	General Assessment (item 2e from page 2)	$18,644
B.	Less payment made with SIPC-6 filed (exclude interest) 1-29-19 and 3-26-19 (Date Paid)	(8,617)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	10,027
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$10,027
G.	PAYMENT: √ the box Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐ Total (must be same as F above) $10,027	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GALLATIN CAPITAL, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

ACCOUNTING MANAGER
(Title)

Dated the 24th day of July, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2018
and ending June 30, 2019

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,437,112
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Expense Reimbursements (Deductions in excess of $100,000 require documentation)	7,548
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	7,548
2d. SIPC Net Operating Revenues	$ 12,429,564
2e. General Assessment @ .0015	$ 18,644 (to page 1, line 2.A.)